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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67976

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___JANUARY 1, 2017___ AND ENDING ___DECEMBER 31, 2017___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

LIBERUM CAPITAL INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

441 Lexington Avenue, 15th Floor
New York, NY 10017

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender   **646.290.7248**
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Becher, Della Torre,, Gitto & Company, CPAs
(Name - *if individual, state last, first, middle name*)

76 North Walnut St	**Ridgewood**	**NJ**	**07450**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

---

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*

FOR OFFICIAL USE ONLY

must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Steven C. Bender,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Liberum Capital Inc** as of **DECEMBER 31, 2017,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



EMERSON OTERI
Commission # FF 239198
My Commission Expires
June 09, 2019

_____
Notary Public

_____
Signature

Financial & Operations Principal
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF
LIBERUM CAPITAL LIMITED)

FINANCIAL STATEMENTS

DECEMBER 31, 2017

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm   1-2

Financial Statements

Statement of Financial Condition   3

Statement of Income   4

Statement of Changes in Stockholder's Equity   5

Statement of Cash Flows   6

Notes to Financial Statements   7

**Supplementary Information Required by Rule 17a-5 of
The Securities and Exchange Commission**

Schedule of Computation of Alternate Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission   14

Schedule of Reconciliation of Net Capital per FOCUS Report
With Audit Report   15

Exemption Report under Rule 17a-5 of the Securities and Exchange Commission   16

Review Report of Independent Registered Public Accounting Firm   17

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation**   18



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Liberum Capital Inc. (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information listed in the accompanying Table of Contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Becher, Della Torre, Gitto & Company

We have served as Liberum Capital Inc.'s auditor since 2014.

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 27, 2018



LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2017
ASSETS	
Cash	$ 1,976,806
Deposit with clearing organization	250,000
Receivable from clearing organization	3,208,123
Prepaid expenses, receivables, and other assets (no valuation allowance)	168,537
Prepaid income taxes	73,966
Fixed assets, net	24,708
Security deposit	135,640
Deferred tax asset, net	84,000
Investment - parent	196,009
Due from parent	2,212,026
Total assets	$ 8,329,815
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,011,444
Payable to clearing organization	3,040,452
Total liabilities	4,051,896
Stockholder's equity	
Common stock, $0 par value; 1,000 shares authorized	
155 issued and outstanding	155,000
Series A preferred stock, $0 par value; 9,000 shares authorized	
1,091 issued and outstanding	1,091,000
Additional paid-in capital	1,678,526
Retained earnings	1,353,393
Total stockholder's equity	4,277,919
Total liabilities and stockholder's equity	$ 8,329,815

The accompanying notes are an integral part of these financial statements.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF INCOME

	YEAR ENDED DECEMBER 31, 2017
Revenue	$ 5,037,321
Direct Costs	152,833
Gross Profit	4,884,488
Operating expenses	
Wages and salaries	2,805,377
Other staff costs	341,593
Travel and subsistence	225,724
Market data	237,810
Trading systems	151,032
Communications	78,156
Hardware and software	40,221
Service agreements	46,055
Marketing, public relations and entertaining	84,213
Professional fees	116,217
Premises costs	301,149
Office expense	13,168
Other costs	2,698
Total operating expenses	4,443,413
Income from operations before income taxes	441,075
Income taxes	248,476
Net income	$ 192,599

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Preferred Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance - January 1, 2017	$ 155,000	$ 1,091,000	$ 1,637,539	$ 1,160,794	$ 4,044,333
Contribution to capital of Parent's shares for Share Plans			40,987		40,987
Net income				192,599	192,599
Balance - December 31, 2017	$ 155,000	$ 1,091,000	$ 1,678,526	$ 1,353,393	$ 4,277,919

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2017
Cash flows from operations	
Net income	$ 192,599
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	13,019
Share awards compensation	100,877
Security deposit	(8,340)
Deferred taxes	29,000
Decrease in operating assets:	
Receivable from clearing organization	24,340
Prepaid expenses, receivables, and other assets	6,752
Prepaid income taxes	56,309
Due to/from parent	(16,348)
Increase in operating liabilities:	
Accounts payable and accrued expenses	94,111
Net cash provided by operating activities	492,319
Cash flows from investing activities	
Purchase of fixed assets	(11,361)
Net cash used by investing activities	(11,361)
Cash flows from financing activities	-
Increase in cash	480,958
Cash - beginning of the year	1,495,848
Cash - end of the year	$ 1,976,806

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Organization and Nature of Operations

Liberum Capital Inc. (the "Company"), a New York corporation organized in February 2008, is a wholly owned subsidiary of Liberum Capital Limited (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received its FINRA approval for membership on January 23, 2009. The Company provides sales and marketing services to the Parent and engages in a general securities business with institutional investors.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition – The Company provides sales and marketing services to the Parent. The fee for services is calculated based on direct and certain indirect costs incurred plus ten percent (10%).

Clearing Transactions - The Company transmits all transactions through a clearing broker who maintains the customers' accounts on a fully disclosed basis.

Receivables – Receivables are recorded at the amount the Company expects to collect on balances outstanding at year-end. Management closely monitors outstanding balances and writes off, as of year-end, all balances deemed uncollectible. No allowance was considered necessary at December 31, 2017.

Property and Equipment - Property and equipment are carried at cost. When assets are sold or retired, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Depreciation is computed on the straight-line basis over the assets' useful lives.

Income Taxes and Deferred Taxes – The Company has elected to be taxed as a C-corporation pursuant to the Internal Revenue Code and applicable state laws. The Company accounts for income taxes in accordance with FASB ASC 740, *Income Taxes*, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate principally to depreciation and amortization of fixed assets, and stock-based compensation. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Advertising – The Company expenses the cost of advertising and promotions as incurred.

Uncertain Tax Positions – The Company is required to recognize, measure, classify, and disclose in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's current and prior three years tax returns remain subject for income tax examination as of December 31, 2017.

Foreign Currency Translation - Assets and liabilities that are translated use exchange rates in effect at the balance sheet date and revenues and expenses that have occurred throughout the current fiscal year are converted at a weighted-average rate of exchange for the entire year. Resulting translation adjustments are recorded directly in accumulated other comprehensive income which is a separate component of stockholder's equity.

Share-based Compensation – The Company recognizes compensation expense for share awards granted to employees in accordance with the fair value recognition provisions of FASB ASC 718, *Compensation – Stock Compensation*, at their estimated fair market value on the date of the grant.

Compensated Absences - Employees are entitled to paid vacations, sick days and personal days off, depending on job classification, length of service, and other factors. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. It is the Company's policy to recognize the cost of compensated absence when actually paid.

Statement of Cash Flows – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid assets, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 2 - Summary of Significant Accounting Policies (continued)

Subsequent Events – Management has reviewed and evaluated all events and transactions from December 31, 2017 (statement of financial condition date) through February 27, 2018, the date that the financial statements are available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the statement of financial condition date have been recognized in the accompanying financial statements.

Note 3 - Property and Equipment

Property and equipment at December 31, 2017, consisted of the following:

Furniture and fixtures	$	115,331
Equipment		200,870
Leasehold Improvements		162,602
		478,803
Accumulated depreciation		(454,095)
	$	24,708

Note 4 - Operating Lease

The Company occupies office space under a lease agreement that expires in October 2018. The lease agreement requires annual rent increases of 103% of the prior year's annual rent on November 1 for the term of the lease agreement. Aggregated future minimum annual rental payments under the lease agreement are as follows:

2018	$ 212,158
Total	$ 212,158

Rent expense for the year ended December 31, 2017 amounted to $248,411.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 5 – Investment – Parent

The Parent has adopted stock-based compensation plans that eligible employees of the Company may participate in (See Note 14). When an employee of the Company is awarded shares under the plans, the Company records a contribution to additional paid-in capital, and a corresponding investment in parent for the fair market value of the Parent's shares on the date of the award. As compensation expense is recognized in accordance with FASB ASC 718, *Compensation – Stock Compensation*, the investment in parent is reduced accordingly.

Note 6 – Income Taxes

The income tax expense (benefit) for the year ended December 31, 2017 consists of the following:

Current	
Federal	$ 148,052
State and local	71,424
	219,476
Deferred	
Federal	32,000
State and local	(3,000)
	29,000
	$ 248,476

The income tax expense reported on the statement of income differs from the amounts that would result from applying statutory tax rates to income before income taxes primarily because of share awards deductibility upon vesting. The deferred tax asset of $84,000 as of December 31, 2017 relates primarily to a timing difference for deductibility of share awards, this item is non-current. The Company has chosen to early adopt the amendments in FASB Accounting Standards Update (ASU) 2015-17, *Balance Sheet Classifications of Deferred Taxes.*

Note 7 - Related Party Transactions

At December 31, 2017 the Company has a receivable from the Parent totaling $2,212,026. There are no repayment terms associated with this transaction.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 7 - Related Party Transactions (continued)

The Company has a service agreement with the Parent. Under the service agreement, the Company will provide sales and marketing services to the Parent. The fee earned by the Company for sales and marketing services is to be calculated based on direct and certain indirect costs incurred by the Company plus ten percent (10%). For the year ended December 31, 2017, the fees earned by the Company from the Parent for these services amounted to $5,048,084.

Note 8 – Capital

During 2010, the Company amended its Certificate of Incorporation as filed with the New York State Department of State, Division of Corporation, to provide that the Company shall be entitled to issue 10,000 shares, consisting of 1,000 shares of common stock with no par value and 9,000 shares of preferred stock with no par value. The total of 9,000 shares of preferred stock shall be designated as a series known as Series A Preferred Stock.

The holders of Common Stock shall be entitled to receive dividends out of the funds legally available therefore at 2% above LIBOR at such times and in such amounts as the Board of Directors may determine in its sole discretion. Such dividends shall be non-cumulative. For 2017, the Board of Directors did not declare any dividends.

Upon liquidation, dissolution or winding up of the Company, each holder of each outstanding share of Series A Preferred Stock shall be entitled to be paid out of the assets of the Company available for distribution, whether such assets are capital, surplus or earnings before any amount shall be paid or distributed to the holders of the Common Stock or any other series or class of capital stock of the Company ranking on liquidation junior to the Series A Preferred Stock, an amount per share equal to any declared but unpaid dividends to which such holder of Series A Preferred Stock is then entitled.

Note 9 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2017, the Company had net capital of $1,383,033, which was $1,083,033 in excess of its required net capital of $300,000.

Note 10 – Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 10 – Indemnifications (continued)

The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

Note 11 - Cash Segregated under Federal and Other Regulations

The Company is not required to maintain a special reserve bank account for the protection of customers as required by Rule 15c3-3 of the Securities and Exchange Commission under Section K(2)ii of the rule.

Note 12 - Concentration of Credit Risk and Other Financial Information

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC') limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceed the maximum coverage by the FDIC on insured depositor accounts. At December 31, 2017, the Company's uninsured cash balance was $1,726,806.

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	Income taxes	$ 168,081
	Interest	0

Note 13 – Retirement Plan

The Company has a 401(k) retirement plan for its employees. The plan is available to all employees meeting certain eligibility requirements. The Company did not make any contributions to the plan on behalf of the employees in 2017.

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 14 – Share Plans and Stock-Based Compensation

The Parent has adopted an Ordinary Share Scheme and a Growth Share Plan (the "Plans") for eligible employees as defined in the Plans. The shares of the Parent are awarded at a price that approximates the estimated fair value of the shares at the date of grant as determined in accordance with the Plans. The shares awarded vest under various provisions, not to exceed 5 years. For the year ended December 31, 2017, the Company recorded compensation expense under the Plans of $100,877.

Note 15 – Receivable From and Payable To Clearing Organization

Amounts receivable from and payable to clearing organization at December 31, 2017, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$3,040,452	$3,040,452
Other	167,671	-
	$3,208,123	$3,040,452

LIBERUM CAPITAL INC.
(A WHOLLY OWNED SUBSIDIARY OF LIBERUM CAPITAL LIMITED)

SCHEDULE OF COMPUTATION OF ALTERNATE NET CAPITAL
UNDER SEC RULE 15c3-1

	DECEMBER 31, 2017
Total stockholder's equity	$ 4,277,919
Add: Other or allowable credits	-
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	168,537
Prepaid income taxes	73,966
Fixed assets	24,708
Security deposit	135,640
Deferred tax asset	84,000
Investment - parent	196,009
Due from parent	2,212,026
	2,894,886
Net capital before haircuts on securities positions	1,383,033
Haircuts on securities	-.-
Net capital	$ 1,383,033

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Excess net capital	1,133,033
Net capital in excess of 120% of minimum net capital requirement	$ 1,083,033

LIBERUM CAPITAL INC.

SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT

	DECEMBER 31,
	2017
Net capital - per FOCUS Report	$ 1,383,030
Rounding	3
Net capital - per audit report	$ 1,383,033

LIBERUM

441 Lexington Avenue, 15th Floor
New York, NY 10017, United States of America
T +1 212 596 4800 / F +1 212 596 4898
www.liberum.com

Liberum Capital Inc.

Exemption Report

Liberum Capital Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2017 without exception.

Liberum Capital Inc.

Financial Principal

February 27, 2018



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
Liberum Capital Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Liberum Capital Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 27, 2018



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures**

To the Board of Directors and Stockholder of
Liberum Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Liberum Capital Inc. and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Liberum Capital Inc. for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Liberum Capital Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Liberum Capital Inc.'s management is responsible for Liberum Capital Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, as applicable, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Becher, Della Torre, Gitto & Company

Becher, Della Torre, Gitto & Company, PC
(d/b/a BDG-CPAs)
Ridgewood, New Jersey
February 27, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
2*2*****260***************ALL FOR AADC 100
67976   FINRA   DEC
LIBERUM CAPITAL INC
LIBERUM
441 LEXINGTON AVE FL 15
NEW YORK, NY 10017-3929
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Bender 646-290-7248

2. A. General Assessment (item 2e from page 2) $ 7,355

B. Less payment made with SIPC-6 filed (**exclude interest**)   (3,074)

     July 31, 2017
     Date Paid

C. Less prior overpayment applied   (0)

D. Assessment balance due or (overpayment)   4,281

E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   0

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,281

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,281

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Liberum Capital Inc.
(Name of Corporation, Partnership or other organization)

Alan Wagner
(Authorized Signature)

Dated the 21 day of Feb , 20 18 .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 5,056,422

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

0

(2) Net loss from principal transactions in securities in trading accounts.

0

(3) Net loss from principal transactions in commodities in trading accounts.

0

(4) Interest and dividend expense deducted in determining item 2a.

0

(5) Net loss from management of or participation in the underwriting or distribution of securities.

0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

0

(7) Net loss from securities in investment accounts.

0

Total additions

0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

0

(2) Revenues from commodity transactions.

0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

152,834

(4) Reimbursements for postage in connection with proxy solicitation.

0

(5) Net gain from securities in investment accounts.

0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

0

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

0

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$ 0

Enter the greater of line (i) or (ii)

Total deductions

152,834

2d. SIPC Net Operating Revenues

$ 4,903,588

2e. General Assessment @ .0015

$ 7,355

(to page 1, line 2.A.)

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